Mail Stop 3561

January 28, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Brian Hadfield
Chief Executive Officer
CryptoLogic Limited
Marine House, Clanwilliam Place
Dublin 2
Ireland

> **Re: CryptoLogic Limited**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-30224**

Dear Mr. Hadfield:

We have completed our review of your Annual Report on Form 20-F for the fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David T. Mittelman, Esq.
Reed Smith LLP